Exhibit 99.1

Bioceres Crop Solutions Releases Scope 1 & 2 Greenhouse Gas Emissions Report

ROSARIO, Argentina—January 23, 2024 (BUSINESS WIRE) —Bioceres Crop Solutions Corp. (NASDAQ: BIOX), a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change, announced today the release of the company’s global greenhouse gas emissions report.

The report takes inventory of the company´s fiscal year 2023 Scope 1 &2 greenhouse gas emissions across all operations, spanning manufacturing plants, research and development campuses, and administrative offices in Argentina, Brazil, Estonia, and the United States. The calculations were undertaken by an independent third-party expert, Boundless Impact Research and Analytics, and follow GHG Protocol guidance established by the World Resources Institute and the World Business Council for Sustainable Development.

Since the FY21 baseline, the company has undertaken significant initiatives to reduce its global greenhouse gas emissions, primarily via transitioning operations to zero-emission renewable energy sources where available, investing in more energy-efficient utilities, machinery and vehicles—particularly with new construction and during facility upgrades, introducing monitoring equipment and software that provides real-time feedback on resource consumption and utilization, and pursuing net zero-waste certification for its operations.

During FY23, activities within Bioceres resulted in a total of 8,187 metric tons of CO2e, of which 66% are a result of Scope 1 emissions and 34% are a result of Scope 2 emissions. Bioceres achieved a 33.7% reduction in global Scope 2 emissions compared to the baseline year by transitioning the Davis, California campus and Bangor, Michigan plant to zero-emission, all-renewable energy sources. The company plans to transition three facilities in the Pergamino, Argentina campus, starting mid-calendar year 2024 with the expectation of replacing 40% of total electrical usage in those facilities.

“As an organization, our focus is to reduce emissions in agriculture through the adoption of our products. This starts with the monitoring and minimization of emissions in our own operations. We have taken important steps in the past two years to reduce our own footprint and improve our sustainability and energy efficiency efforts and will continue to do so as we expand our commercial activities globally” said Federico Trucco, Chief Executive Officer.

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4 program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs.

Forward-looking statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the Company’s business, operations, liquidity and financial results and the other factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Bioceres Crop Solutions
Paula Savanti
Head of Investor Relations
investorrelations@biocerescrops.com

Bioceres Crop Solutions Sustainable Agriculture Industry GHG Emissions Inventory December 2023

BOUNDLESS
IMPACT RESEARCH & ANALYTICS

Bioceres Crop Solutions
GHG Emissions Inventory Report
Sustainable Agriculture Industry

Executive Summary

Bioceres Crop Solutions (Bioceres) is a fully integrated provider of crop productivity technologies designed to enable the transition to carbon-neutral agriculture. Crop productivity solutions include high-impact, patented technologies for seeds and microbial ag-inputs, as well as next-generation crop nutrition and protection solutions. Bioceres is a global company with an extensive geographic footprint. Its agriculture inputs are marketed across more than 40 countries, including countries in Europe, Central America, North America and South America.

According to the Intergovernmental Panel on Climate Change (IPCC), greenhouse gases (GHGs) from human activities "have unequivocally caused global warming."[1] With climate change being among the most pressing issues of today, many governments are establishing regulations to reduce GHG emissions. GHG Emissions Inventory can help companies disclose the GHG emissions across their operations while enabling goal setting and strategy building to reduce GHG emissions.

Bioceres Scope 1 & 2 GHG Emissions


34%
8,187
Tonnes of CO_2e
66%
Scope 1
Scope 2

These estimates are based on information supplied by Bioceres for its United States, European, and South American facilities for fiscal year 2023.

This report presents the GHG Emissions Inventory – specifically Scope 1 and Scope 2 emissions for fiscal year (FY) 2023 (i.e., July 2022 through June 2023) – of Bioceres using GHG Protocol methodology; fiscal year 2021-2022 Scope 1 and 2 GHG emissions for Bioceres' Argentina operations are additionally showcased.


Bioceres Scope 1 & 2 Emissions - FY 2021 & FY 2023
Tonnes of CO_2e
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
8,782
4,214
4,566
8,187
2,796
5,391
FY 2021
FY 2023
Scope 1
Scope 2

Scope 1 emissions refer to direct emissions from sources that are owned or controlled by the company, such as from combustion in boilers or motor vehicles. Scope 2 includes emissions inherent to the generation of purchased electricity that is consumed by the company's owned or controlled equipment and operations. Bioceres' GHG Emissions Inventory comprises operations in Argentina, Brazil, Estonia, and the United States (USA).

During FY 2023, activities within Bioceres resulted in a total of 8,187 tonnes of carbon dioxide equivalent (CO_2e), of which 66% are a result of direct, Scope 1 emissions and 34% are a result of indirect,

[1] IPCC, 2023: Summary for Policymakers. In: Climate Change 2023: Synthesis Report. Contribution of Working Groups I, II and III to the Sixth Assessment Report of the Intergovernmental Panel on Climate Change [Core Writing Team, H. Lee and J. Romero (eds.)]. IPCC, Geneva, Switzerland, pp. 1-34, doi: 10.59327/IPCC/AR6-9789291691647.001

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Bioceres Crop Solutions GHG Emissions Inventory Report Sustainable Agriculture Industry Scope 2 emissions. During FY 2022, Bioceres’ Argentina operations resulted in a total of 7,103 tonnes of CO2e, 59% from Scope 1 emissions and 41% from Scope 2 emissions. The graph above showcases the change in GHG Emissions Inventory between FY 2021 and FY 2023. Bioceres’ FY 2023 Scope 1 emissions are higher than FY 2021 due to an increase in fuel consumption from commercial growth. However, Bioceres’ FY 2023 Scope 2 emissions are lower than FY 2021 due to increased efficiencies and incorporation of renewable energy sources. A breakdown of each location’s FY 2023 Scope 1 and 2 GHG emissions is provided in Appendix A, while Appendix B showcases the FY 2022 Scope 1 and 2 GHG emissions associated with Bioceres’ operations in Argentina. Bioceres intends to reduce their FY 2025 Scope 2 emissions by 40% across all Bioceres-owned operations in Pergamino, Argentina by incorporating renewable energy sources into their electricity usage starting mid calendar year 2024. Organizational Boundaries Current Operations Following GHG Protocol, the selected approach to set organizational boundaries for the GHG Emissions Inventory is the Control Approach, wherein a company accounts for 100% of the GHG emissions from operations over which it has control. The Bioceres Scope 1 and 2 GHG Emissions Inventory includes the following operations: ▶ Operations in Davis, California and Bangor, Michigan ▶ Offices in Tallinn, Estonia ▶ Operations in Pergamino, Argentina and Paraná, Brazil Finland offices were not included in this assessment as Finland offices operate within a multi-use facility under the jurisdiction of the University of Helsinki. Bioceres does not have access to updated energy use data for this location. Therefore, it is assumed that the University of Helsinki is obligated to include the emissions associated with these multi-use buildings during their own GHG Emissions Inventory reporting. Scope 1 - Direct GHG Emissions Scope 1 emissions correspond to direct GHG emissions from sources that are owned or controlled by Bioceres and are the result of stationary and mobile combustion of primary energy sources such as gas and oil as well as fugitive emissions from the storage and use of refrigerants and fire extinguishers. The GHGs carbon dioxide (CO2 ), methane (CH4 ), nitrous oxide (N2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs), and sulfur hexafluoride (SF6 ) emitted during combustion processes at the various Bioceres sites are accounted for through data collection processes that follow GHG Protocol; see Appendix C for more detail regarding GHG Protocol guidance. The emissions are calculated based on Bioceres’ reported quantities and relevant and reliable emissions factors. Page 3

Bioceres Crop Solutions
GHG Emissions Inventory Report
Sustainable Agriculture Industry

Stationary Combustion

Stationary sources of emissions include boilers, heaters, furnaces, ovens, thermal oxidizers, and any other equipment or machinery that combust carbon-bearing fuels. All CO_2, CH_4, and N_2O emissions associated with stationary combustion are accounted for, as required by GHG Protocol.

Bioceres only generates direct GHG emissions from stationary combustion sources at its Pergamino, Argentina and California and Michigan (USA) facilities. The method selected to calculate the stationary combustion GHG emissions was the analysis of the fuel input. This process involves determining the carbon content of fuel combusted using default emissions factors obtained – in this case, from the United States Environmental Protection Agency (US EPA). Bioceres' FY 2023 Scope 1 stationary emissions totaled approximately 4,076 tonnes of CO_2e, 96.8% of which are attributed to operations in Pergamino, Argentina and Bangor, California.


Bioceres Scope 1 - Stationary Emissions (FY 2023)
Tonnes of CO2e
2,500
2,000
1,500
1,000
500
0
2,128
0.00
131
1,817
0.00
Argentina
Estonia
Davis, CA, USA
Bangor, MI, USA
Brazil
Scope 1 - Stationary

Mobile Combustion

Scope 1 mobile combustion emissions are emitted directly through the burning of fuels in different types of mobile equipment, such as on-road vehicles (company cars and trucks), non-road vehicles (forklifts and construction equipment), rail, and aircraft. Bioceres reported mobile combustion emissions from company fleet vehicles, including on-road and off-road vehicles, using metrics such as fuel consumption, distance traveled, and vehicle and fuel characteristics. Bioceres' FY 2023 Scope 1 mobile emissions totaled approximately 1,212 tonnes of CO_2e, 77% of which are attributed to operations in Pergamino, Argentina.


Bioceres Scope 1 - Mobile Emissions (FY 2023)
Tonnes of CO2e
1,000
900
800
700
600
500
400
300
200
100
0
933
0.00
19.9
3.06
256
Argentina
Estonia
Davis, CA, USA
Bangor, MI, USA
Brazil
Scope 1 - Mobile

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Bioceres Crop Solutions
GHG Emissions Inventory Report
Sustainable Agriculture Industry

Fugitive Emissions

Scope 1 fugitive emissions are direct GHG emissions to the atmosphere from refrigeration and air conditioning systems, fire suppression products, and industrial gas purchase and use. These products can contain not only carbon dioxide but also HFCs and PFCs, two potent GHGs. Bioceres' FY 2023 Scope 1 fugitive emissions footprint was mainly attributed to refrigerants used in air conditioning systems, and to a lesser extent to fire suppression products used in fire extinguishers. Bioceres' FY 2023 Scope 1 fugitive emissions totaled approximately 103 tonnes of CO_2e, 60% of which are attributed to operations in Pergamino, Argentina.


Bioceres Scope 1 - Fugitive Emissions (FY 2023)
Tonnes of CO2e
70
60
50
40
30
20
10
0
62.1
0.00
4.70
36.5
0.00
Argentina
Estonia
Davis, CA, USA
Bangor, MI, USA
Brazil
Scope 1 - Fugitive

Scope 2: Electricity Indirect GHG Emissions

Scope 2 GHG emissions are indirect emissions associated with the generation of electricity, heating (in the form of hot water), cooling (in the form of chilled water), and steam purchased for direct consumption. While they emanate from the same facilities where electricity is generated, these emissions are the result of an organization's energy use and are therefore accounted for in its GHG inventory.

In line with GHG Protocol, Scope 2 indirect emissions are reported according to both location-based and market-based methods. The location-based method considers the average emissions intensity of the grid on which the electricity consumption occurs, while the market-based method reflects emissions from the electricity sources a company has chosen, including any contracts for the sale or purchase of energy. Scope 2 GHG emissions from Bioceres facilities are reported using the market-based method with substitution for location-based methods whenever market-based breakdowns are not available. All CO_2, CH_4, and N_2O emissions associated with the combustion of fuel to generate electricity are accounted for when reporting Scope 2 emissions. Non-combustion based electricity generation (e.g., wind, solar, hydropower) assumes an emissions factor of zero for Scope 2 emissions reporting, in line with GHG Protocol.


Bioceres Scope 2 - Indirect Emissions (FY 2023)
Tonnes of CO2e
3,000
2,500
2,000
1,500
1,000
500
0
2,779
0.570
0.00
0.00
16.8
Argentina
Estonia
Davis, CA, USA
Bangor, MI, USA
Brazil
Scope 2

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Bioceres Crop Solutions GHG Emissions Inventory Report Sustainable Agriculture Industry The following electricity grids were utilized when evaluating the Scope 2 emissions for Bioceres FY 2023 operations: ● Davis, California: Valley Clean Energy Ultragreen (73.4% solar, 26.6% hydropower) ● Bangor, Michigan: Indiana-Michigan Power Green Program (100% renewable energy mix) ● Tallinn, Estonia: Estonia standard grid, production mix ● Paraná, Brazil: Brazil southern grid, production mix ● Pergamino, Argentina: Argentina standard grid, production mix The Scope 2 emissions for Bioceres operations during FY 2023 totaled approximately 2,796 tonnes of CO2e, with 99.4% of the emissions corresponding to the Pergamino, Argentina operations. Due to the incorporation of 100% renewable energy sources for all electricity needs at the Davis, California and Bangor, Michigan locations, their corresponding Scope 2 emissions were reduced 100% from FY 2021. This corresponded to a decrease in overall Bioceres Scope 2 GHG emissions by 33.7% from FY 2021 to FY 2023. Further Scope 2 GHG emissions reductions will be achieved through incorporation of renewable energy sources for the Pergamino, Argentina operations. Bioceres intends to reduce their FY 2025 Scope 2 emissions by 40% across all Bioceres-owned operations in Pergamino, Argentina by incorporating renewable energy sources into their electricity usage starting mid calendar year 2024. Conclusions and Recommendations Bioceres’ FY 2023 Scope 1 and 2 GHG emissions inventory covers all Scope 1 and 2 GHG emissions associated with operations in Davis, California, USA, Bangor, Michigan, USA, Pergamino, Argentina, and Paraná, Brazil and offices in Tallinn, Estonia. During FY 2023, activities within Bioceres resulted in a total of 8,187 tonnes of CO2e, of which 66% are a result of direct, Scope 1 emissions and 34% are a result of indirect, Scope 2 emissions. A majority of these emissions are attributed to operations in Pergamino, Argentina where standard, fossil carbon-derived fuels and standard electricity grids are being utilized. Pergamino, Argentina exhibits the largest portion of Bioceres’ Scope 1 and 2 emissions, due to their relatively high use of fossil fuels in stationary and mobile machinery, as well as their electricity use sourced from the standard Argentina grid. For further GHG mitigation, Boundless recommends incorporating bio-derived fuel sources and renewable energy sources into the Argentina operations. For example, utilizing solar power-generated electricity for 100% of Argentina’s electricity needs would decrease their Scope 2 emissions by 91.3%, from 2,779 tonnes of CO2e down to 242 tonnes of CO2e. However, with the push for decarbonized electricity generation, national and international standard electricity grid mixes are likely to see an increase in lower-carbon energy sources, thus reducing the Scope 2 emissions of electricity use. Nevertheless, along with increased energy efficiencies, utilization of 100% renewable energy for operational electricity needs will be a powerful strategy for large-scale, commercial decarbonization. Bioceres intends to reduce their FY 2025 Scope 2 emissions by 40% across all Rizobacter operations in Pergamino, Argentina by incorporating renewable energy sources into their electricity usage starting mid calendar year 2024. Additionally, 75.5% of Bioceres’ FY 2023 Scope 1 emissions are attributed to natural gas use and the associated direct emissions from combustion. As natural gas alternatives become more prevalent, Bioceres should consider incorporating lower carbon fuel sources into their Scope 1 operations. For example, if Bioceres were to utilize either biomethane or hydrogen gas in lieu of natural gas, their FY 2023 Scope 1 emissions could decrease from 5,391 tonnes of CO2e to 1,322 tonnes of CO2e. Other alternatives to reducing Scope 1 emissions include increasing energy efficiency, incorporating carbon capture technologies, and diverting and using methane from landfills. However, utilization of alternative methane sources to mitigate Scope 1 GHG emissions will be heavily dependent on the regional availability of these sources. Page 6

Bioceres Crop Solutions GHG Emissions Inventory Report Sustainable Agriculture Industry APPENDIX A: ALL BIOCERES SCOPE 1 & 2 EMISSIONS FOR FY 2023 Page 7

Bioceres Crop Solutions GHG Emissions Inventory Report Sustainable Agriculture Industry APPENDIX B: ARGENTINA SCOPE 1 & 2 EMISSIONS FOR FY 2022 Page 8

BOUNDLESS
IMPACT RESEARCH & ANALYTICS

Bioceres Crop Solutions
GHG Emissions Inventory Report
Sustainable Agriculture Industry

APPENDIX C: SCOPE 1, 2, 3 GHG INVENTORY

GHG emissions sources are generally sectioned into three categories, or Scopes; Scope 1 emissions involve GHGs emitted directly by the user (e.g., power plants, vehicles, boilers, and on-site landfills), Scope 2 emissions involve the indirect emissions associated with the generation of purchased electricity, heating, and cooling, and Scope 3 essentially encompasses everything else. This accounting method can showcase the carbon footprint of an overall company performance.


SCOPE 1
Direct emissions from operations
SCOPE 2
Indirect emissions from purchased energy
SCOPE 3
Supply chain, transportation, waste footprint and materials sourcing

Scope 1, 2, 3 GHG emissions inventory reporting follows GHG Protocol guidance, which has been established by the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD). For this report, Boundless followed GHG Protocol Corporate Accounting and Reporting Standard and GHG Protocol Scope 2 Guidance to accurately evaluate the Scope 1 and 2 GHG emissions for Bioceres' FY 2023 GHG inventory. Industry standard emissions factors were utilized for both combustion emissions and electricity consumption, accounting for all six relevant GHGs (i.e., CO_2, CH_4, N_2O, HFCs, PFCs, and SF_6). Updated 100-year Global Warming Potentials (GWPs) were utilized for each GHG in accordance with the IPCC Sixth Assessment Report Chapter 7 Supplementary Material Table 7.SM.7.

GWP is the method to quantify a gas' ability to trap heat relative to carbon dioxide as a benchmark and is typically assessed on a 100 year timeline. This timeline is standardized to account for variability in atmospheric lifespans between various GHGs. For example, CO_2 has a 100-year GWP of 1 while CH_4 has a 100-year GWP of 27.9.

Additionally, Boundless consulted the United States Environmental Protection Agency Scope 1 and Scope 2 Inventory Guidance for quality control / quality assurance in reporting, specifically for the USA locations. These standards follow GHG Protocol and provide a secondary guidance for ensuring USA compliance reporting.

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Bioceres Crop Solutions GHG Emissions Inventory Report Sustainable Agriculture Industry About Boundless Impact Research & Analytics Boundless Impact Research & Analytics is a market intelligence and impact analytics firm that provides quantitative and evidence-based research and data for investors, companies, and funds. Driven by the latest research from independent industry and academic experts, Boundless Impact Research & Analytics offers analysis, market trends, and evidence of best practices in a growing number of emerging sectors that address significant environmental and health challenges. Our research into emerging technologies, impact assessment of companies, and thought leadership provide investors with the latest and most relevant information to drive their investment decisions. Contact Us Boundless Impact Research & Analytics www.boundlessimpact.net Michele Demers, CEO and Founder mdemers@boundlessimpact.net The information provided in this report by Boundless Impact Research & Analytics and accompanying material is for informational purposes only and is valid for one year after the date of the report. The information in this report should not be considered legal or financial advice, nor an offer to buy or sell or a solicitation of an offer to buy or sell any security, product, service, or investment. Boundless Impact Research & Analytics does not make any guarantee or other promise, representation, or warranty as to the accuracy or completeness of the statements of fact contained within, or any results that may be obtained from using our content. Neither this content, nor the investment examples cited, should be used to make any investment decision without first consulting one’s own financial advisor and conducting one’s own research and due diligence. To the maximum extent permitted by law, Boundless Impact Research & Analytics disclaims any and all liability in the event any information, commentary, analysis, opinions, advice, and/or recommendations prove to be inaccurate, incomplete, or unreliable, or result in any investment or other losses. Page 10